Filed by Nogatech, Inc.
                        pursuant to Rule 425 under the Securities Act of 1933
                               and deemed filed pursuant to Rule 14a-12 of the
                                              Securities Exchange Act of 1934
                                              Commission File No: 000-30625
                                              Subject Company: Nogatech, Inc.


On October 24, 2000, Nogatech, Inc. issued the following press release:


PRESS RELEASE

 NOGATECH INC. ANNOUNCES STOCKHOLDER APPROVAL OF MERGER WITH ZORAN
                             CORPORATION

Santa Clara, CA and Kfar Saba, Israel, October 24, 2000 - Nogatech, Inc. (Nasdaq: NGTC) announced that at a special meeting of its stockholders held on October 23, 2000, the stockholders of Nogatech voted to approve the merger of Nogatech with a wholly-owned subsidiary of Zoran Corporation (Nasdaq: ZRAN).

Pursuant to the merger agreement between Nogatech and Zoran, upon the consummation of the merger, each Nogatech stockholder will be entitled to receive .166 shares of Zoran common stock for each share of Nogatech common stock.


About Nogatech, Inc.
Nogatech provides computer chips that compress digital video images and establish connections, or video connectivity, between video devices and computers, as well as between video devices across a variety of networks. Nogatech's products enable real- time transmission of video, audio and data signals into personal computers and handheld personal computing devices known as personal digital assistants. Nogatech also supports it customers by providing complete reference design kits and software drivers. This includes multiple platform support for PC, Windows CE, and Macintosh computer systems and applications. Headquartered in Santa Clara, California, Nogatech also maintains a research and development facility outside of Tel Aviv, Israel. Additional information is available on the Web at www.nogatech.com.

Contact:
      Alan Weinkrantz & Co.
      Kristy Needham, 210/820-3070 Ext. 102
      kristyn@weinkrantz.com
      or
      Nogatech, Inc.
      Liat Hod, 408/562-6200
      lhod@nogatech.com